

June 14, 2006

To All Shareholders

106 Kitakoriyama-cho, Yamato-Koriyama City, Nara Prefecture
Mori Seiki Co., Ltd.
President Masahiko Mori

Convocation Notice of the 58th Ordinary General Meeting of Shareholders

Notice is herby given that the 58th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is cordially requested.

You are entitled to vote in writing if you are unable to attend the meeting in person. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to the Company.

1. Time 10 AM, June 29, 2006 (Thursday)
2. Place 362 Idono-cho, Yamato-Koriyama City, Nara Prefecture
   The Company's Nara Campus, 2F Board Room
   (Please refer to the 'Map to the Meeting place' attached at the end of this report)
3. Meeting agenda

Reports (1) 58th term (April 1, 2005 to March 31, 2006) Report of Operations, balance sheets, statement of income, and the results of repurchase of Treasury stock with the Board of Director's resolution, Pursuant to the Articles of Incorporation

Reports (2) 58th term (April 1, 2005 to March 31, 2006) Consolidated balance sheets and Consolidated income statement and the Audit of the Consolidated Financial Statements by the Statutory Auditors and the Board of Auditors

Resolutions

Resolution 1 Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 58th Accounting Period

Resolution 2 Partial Amendment to the Articles of Incorporation
The general description of the proposal is included in section from 29 to 36 of the attached 'Reference Material in the Exercise of Voting Rights'

Resolution 3 Election of 15 Directors

Resolution 4 Election of 1 Auditor

If you attend the meeting in person, please submit the enclosed 'Exercise of Voting' form at the reception desk of the meeting.

Report of Operations

(April 1 2005 to March 31, 2006)

I Outline of Operations

1. Process and results of operations

During this term, in a domestic machine tool industry there was a strong demand continuously since the last term from automobile, construction machinery, and hydraulic equipment manufacturers. Demand from semiconductor, LCD and communication companies was strong as well. It was remarkable that small and medium-sized ironworks had actively invested in plant and equipment after settlement of an issue of succession.

In the U.S.A., there was a strong demand from energy, aircraft, and semiconductor industries. In the automobile industry, GM resulted in unprofitable operation and Delphi filed for Chapter 11 bankruptcy. However the effect on the Mori Seiki Group was minor.

In Europe an economic recovery that was not yet strong but steady was seen. We had been able to expand our customers, mainly the aircraft industry. There was also an increasing demand in Central Europe (the Czech Republic, Hungary, Poland, Slovenia, etc.). It was considered that the market there became bigger than that of Northern Europe. As a part of strengthening our direct sales system, in October, 2005 we founded MS Pollard Ltd., taking over business from our former distributor in the U.K., Frederick Pollard.

In Asia, especially Thailand and Indonesia, there had been strong demand from automobile, transport equipment, general machinery, die & mold industries. We had been able to conduct brisk sales activities.

Consolidated sales turned out to be 145.339 billion yen, an increase of 19.0% over the previous fiscal year. The main factor that contributed to this increase was good demand for capital expenditure in Japan and abroad. Operating income was 16.294 billion yen (an increase of 54.9% over the previous fiscal year), because of increasing sales and reducing costs. Ordinary income was 15.902 billion yen (an increase of 51.4% over the previous fiscal year) and the net income turned out to be 13.801 billion yen (an increase of 47.1% over the previous fiscal year).

2. Capital investment

Our total investment including software was 7.239 billion yen.

3. We issued Mori Seiki Co., Ltd. Euro Yen zero coupon convertible bonds with stock acquisition rights (11.500 billion yen) due 2012 on June 13, 2006.

4. Challenges

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following: (1) Mori-5 : Global market share of 5% (2) Mori-6 : Consolidated cost of sales of 60%(3) Mori-8 : Establishing an 800 unit-per-month production

The first year of the above-mentioned Mori-568PLAN progressed smoothly, but that was partly because of the favorable economic environments and weak yen. In future, we will make every effort to achieve our targets even when economic environments are no longer favorable and yen is strong.

We also consider it an urgent issue to build up a management system along with expansion of Mori Seiki Group. Specifically we must work on two things. Firstly, we have to construct internal controls in response to Japan's Sarbanes-Oxley Act (SOX). Secondly we have to ensure compliance with Export Control by government to prevent the proliferation of weapons of mass destruction and the excessive accumulation of conventional arms.

(5) Earnings performance and financial standing of the Mori Seiki Group

(1) Group earnings performance and financial status (Consolidated)

		55th Term Fiscal year 2002	56th Term Fiscal year 2003	57th Term Fiscal year 2004	58th (Current) Term Fiscal year 2005
Sales	(million yen)	63,863	87,557	122,166	145,339
Ordinary income (loss)	(million yen)	-3,476	1,850	10,504	15,902
Net income (loss)	(million yen)	-5,554	712	9,381	13,801
Net income (loss) Per share	(yen)	-61.96	7.23	104.94	153.62
Total assets	(million yen)	115,122	122,165	135,631	162,778
Net assets	(million yen)	86,875	86,911	96,442	116,347

Notes: 1. The Company from the 57th (current) term is creating consolidated financial statements under Article 19-2 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha). Figures presented for the 55th, the 56th term are based on unaudited consolidated financial statements, as defined in Article 19-3 of the Law.

2. The net loss in the 55th term resulted from appraisal losses on investment securities.

(2) Earnings performance and financial situation (Non-consolidated)

		55th Term Fiscal year 2002	56th Term Fiscal year 2003	57th Term Fiscal year 2004	58th (Current) Term Fiscal year 2005
Sales	(million yen)	55,072	72,787	103,746	124,144
Ordinary income (loss)	(million yen)	-2,222	2,138	8,412	13,401
Net income (loss)	(million yen)	-5,349	1,000	7,902	13,284
Net income (loss) Per share	(yen)	-59.67	10.47	88.19	147.77
Total assets	(million yen)	107,407	116,518	125,809	148,154
Net assets	(million yen)	82,489	84,051	91,453	109,766

Note: 1. From the 56th term, net income (loss) and net income (loss) per share are presented in accordance with Ministry of Justice Directive No. 7 (February 28, 2003) related to partial revision of application of the Commercial Code.

2. The net loss in the 55th term resulted from appraisal losses on investment securities and appraisal losses on subsidiary stock.

II. Overview of the Mori Seiki Group (as of March 31, 2006)

(1) Principal activities

Manufacture and sale of machine tools (machining centers, CNC lathes and other finished products)

(2) Principal Offices

(1) Principal Offices

Name	Location	Name	Location
Head office	Aichi Prefecture	Toyama Technical Center	Toyama Prefecture
Nara Campus	Nara Prefecture	Shizuoka Technical Center	Shizuoka Prefecture
Nara Campus (Kitakoriyama)	Nara Prefecture	Hamamatsu Technical Center	Shizuoka Prefecture
Nara Techno Forum	Nara Prefecture	MF Project Center	Shizuoka Prefecture
Iga Campus	Mie Prefecture	Kanazawa Technical Center	Ishikawa Prefecture
Chiba Campus	Chiba Prefecture	Anjo Technical Center	Aichi Prefecture
Hokkaido Technical Center	Hokkaido	Nagoya Technical Center	Aichi Prefecture
Akita Technical Center	Akita Prefecture	MI Project Center	Aichi Prefecture
Sendai Technical Center	Miyagi Prefecture	Gifu Technical Center	Gifu Prefecture
Yamagata Technical Center	Yamagata Prefecture	Mie Technical Center	Mie Prefecture
Niigata Technical Center	Niigata Prefecture	Kyoto Technical Center	Kyoto Prefecture
Nagaoka Technical Center	Niigata Prefecture	Shiga Technical Center	Shiga Prefecture
Koriyama Technical Center	Fukushima Prefecture	Osaka Technical Center	Nara Prefecture
Mito Technical Center	Ibaraki Prefecture	South Osaka Technical Center	Osaka Prefecture
Utsunomiya Technical Center	Tochigi Prefecture	Himeji Technical Center	Hyogo Prefecture
Gunma Technical Center	Gunma Prefecture	Amagasaki Technical Center	Hyogo Prefecture
Saitama Technical Center	Saitama Prefecture	Okayama Technical Center	Okayama Prefecture
Chiba Technical Center	Chiba Prefecture	Yonago Technical Center	Tottori Prefecture
Hachioji Technical Center	Tokyo	Takamatsu Technical Center	Kagawa Prefecture
Tokyo Technical Center	Tokyo	Ehime Technical Center	Ehime Prefecture
Shinagawa Technical Center	Tokyo	Hiroshima Technical Center	Hiroshima Prefecture
Yokohama Technical Center	Kanagawa Prefecture	Fukuoka Technical Center	Fukuoka Prefecture
Nagano Technical Center	Nagano Prefecture	Kumamoto Technical Center	Kumamoto Prefecture
Matsumoto Technical Center	Nagano Prefecture	India Technical Center	India

(2) Subsidiary Corporations' Principal Offices

Company name	Location	Company name	Location
Taiyo Koki Co., Ltd.	Niigata Prefecture	MORI SEIKI BRASIL LTDA.	Brazil
Mori Seiki Techno, Ltd.	Nara Prefecture	MORI SEIKI HONG KONG LTD.	Hong Kong
Mori Seiki Trading, Ltd.	Aichi Prefecture	MORI SEIKI MEXICO, S.A. DE C.V.	Mexico
Mori Seiki High Precision Machining Laboratory, Ltd.	Mie Prefecture	MORI SEIKI (THAILAND) CO., LTD.	Thailand
Mori Seiki Fixture Laboratory, Ltd.	Nara Prefecture	Mori Seiki (Shanghai) Co., Ltd.	China
MORI SEIKI U.S.A., INC.	United States	MORI SEIKI KOREA CO.,LTD.	Korea
MORI SEIKI G.m.b.H.	Germany	DTL MORI SEIKI,INC.	United States
MORI SEIKI (UK) LTD.	United Kingdom	PT. MORI SEIKI INDONESIA	Indonesia
MORI SEIKI FRANCE S.A.	France	MORI SEIKI AUSTRALIA PTY LIMITED	Australia
MORI SEIKI ITALIANA S.R.L.	Italy	MORI SEIKI MID-AMERICAN SALES INC.	United States
MORI SEIKI ESPANA S.A.	Spain	MORI SEIKI DISTRIBUTOR SERVICES,INC.	United States
MORI SEIKI SINGAPORE PTE LTD	Singapore	MS SYFRAMO S.A.S.	France
Mori Seiki (Taiwan) Co., Ltd.	Taiwan	MS POLLARD LTD.	United Kingdom

Note: Mori Seiki USA Inc. merged Mori Seiki DISTRIBUTOR SERVICES INC. and Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.

(3) Information on Shares

(1) Number of shares the company may issue 157,550,000

(2) Number of shares issued 96,364,872

Note: A total of 1,589,445 shares was issued during the period by exercising rights of Mori Seiki Co., Ltd. Euro Yen zero coupon convertible bonds with stock acquisition rights due 2012

(3) One unit of shares 100

(4) Number of shareholders at fiscal end 28,122

(5) Ten Largest Shareholders

Shareholder name	Investment in Mori Seiki		Mori Seiki investment in shareholder	
	Number of shares	Percentage of voting shares	Number of shares	Ownership ratio
	Thousand	%	Thousand	%
Japan Trustee Services Bank, Ltd. (Trust account)	8,405	9.15	—	—
Masahiko Mori	4,615	5.02	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	4,588	4.99	—	—
Mori Seiki Co., Ltd.	4,433	—	—	—
Yukio Mori	4,150	4.52	—	—
Nanto Bank, Ltd.	2,920	3.18	4,766	1.69
Japan Trustee Services Bank, Ltd. (Trust account)	2,699	2.94	—	—
Masaru Mori	2,478	2.70	—	—
The Sumitomo Trust & Banking, Co., Ltd. (Trust account)	1,693	1.84	—	—
Trust & Custody Service Bank, Ltd. (Trust Account)	1,345	1.46	—	—

(4) Major Lenders

	Loan balance	Shares held in the Company by the lender	
		Number of shares	Percentage of voting shares
	million yen	Thousand	%
Syndicated loan (* 1)	6,700	—	—
Syndicated loan (* 2)	3,300	—	—

Note: * 1 The loan syndicate consists of 15 banks, with The Sumitomo Mitsui Banking Corporation acting as lead underwriter.
* 2 The loan syndicate consists of 15 banks, with Nanto Bank, Ltd. acting as lead underwriter

(5) Acquisition, Allocation, and Ownership of Treasury stock

(1) Shares acquired

Common stock 29,088 shares
Total amount of shares acquired 37,012,802 yen

Of the shares mentioned above, the Treasury stock repurchased under a resolution of the Board of Directors according to the Articles of Incorporation is to

To execute flexible capital policies capable of dealing with economic fluctuations

Common stock 25,000 shares
Total number of shares acquired 30,535,400 yen

(2) Shares allocated

Common stock 2,321,133 shares
Total number of shares allocated 2,525,493,015 yen

(3) Shares held at end of term

Common stock 4,433,509 shares

(6) Status of Equity Warrants

(1) Equity warrants currently issued.

Issue Date	June 27, 2002	June 25, 2004	June 29, 2005
Number of equity warrants	5,450	10,130	27,680
Class to be Issued	Common stock	Common stock	Common stock
Number of shares to be issued upon exercise of stock acquisition rights	545,000 shares	1,013,000 shares	2,768,000 shares
Issue Price of Share Acquisition Rights	No consideration paid	No consideration paid	No consideration paid

(2) Convertible bonds with stock acquisition rights due 2012 currently issued.

Name	Number of stock acquisition rights	Class and Number of shares to be issued upon exercise of stock acquisition rights	Issue Price of Share Acquisition Rights
Mori Seiki Co., Ltd. Euro Yen zero coupon convertible bonds with stock acquisition rights due 2012	9,333	Common stock 6,845,555shares	No consideration paid

(3) Equity warrants issued to persons besides shareholders with substantially favorable terms during the current fiscal year.

1) Details of equity warrants issued

Voting Date	June 29, 2005 57th Ordinary General Meeting of Shareholders
Number of equity warrants to be Issued	27,960
Class to be Issued	Common stock
Number of shares to be issued upon exercise of stock acquisition rights	2,796,000 shares

Issue Price of Share Acquisition Rights	No consideration paid
The exercise term of the equity warrant	July 1, 2007 to June 30, 2010
Amount needed in exercising the equity warrant	1,259 yen per share
Conditions of exercising the right to purchase new shares	A person who has gained allotment for the right to purchase new shares would have to be the director, auditor or employee of the Company at the time of exercising the rights. However, if a person is already retired or has any justifiable reason, he or she could also exercise the right to purchase new shares. As for the external consultants, the contracts between the consulting companies and our company must still be in effect. Other conditions would be followed by the agreement of the right to purchase new shares, conducted between our company and a person with the right to purchase new shares.
Events and conditions of cancellation of stock acquisition rights	If the holder of stock acquisition rights has been disqualified the conditions to exercise the right or is unable to exercise the stock right, it may be cancelled without any charge.
Substantially favorable terms	The Company issued share acquisition rights to Qualified Persons, i.e. directors, auditors and a number of employees of both group companies and subsidiaries without being paid any consideration.

Note: For the purpose of issuing stock options, the Company granted new stock subscription rights in the amount of 10,000 to company directors, 2,500 to company statutory auditors, 11,500 to company employees, 1,220 to directors of affiliated companies, 1,340 to employees of affiliated companies, and 1,400 to external consultants.

2) Name of Qualified Persons or company (besides particular employee) and the Number of Shares Acquisition Rights

Title or work	Name	Number of Share Acquisition Rights Allocated
Representative President	Masahiko Mori	2,000
Representative Vice President	Hiroshi Mizuguchi	1,000
Senior Executive Managing Director	Kyoji Umeoka	700
Senior Executive Managing Director	Kazuyuki Hiramoto	700
Senior Executive Managing Director	Takeshi Saito	700
Managing Director	Koji Okura	600
Managing Director	Hiraku Nakata	600
Managing Director	Makoto Fujishima	600
Managing Director	Yoshitsugu Shigeta	600
Director	Hiroaki Tamai	500
Director	Takahiro Kobi	500
Director	Yasunori Hamabe	500
Director	Hidefumi Shirotori	500
Director	Toyofumi Nishio	500
Standing Statutory Auditor	Koji Kageyama	500
Standing Statutory Auditor	Yuzo Matsuyama	500
Statutory Auditor	Katsuhiko Maehori	500
Statutory Auditor	Yasuo Noishiki	500
Statutory Auditor	Takashi Nakanishi	500
external consultant	Katsumori Matsushima	350
external consultant	Kazuo Yamazaki	350
external consultant	Toshiyuki Murata	350
external consultant	Shigenobu Morita	350

3) Name of Qualified Persons or company and the Number of Share Acquisition Rights (Best 10)

	Name	Number of Share Acquisition Rights Allocated
Employee	Akihiro Mochizuki	400
Employee	Morikuni Uchigasaki	400
Affiliated company employee	Thomas R. Dillon	400
Affiliated company employee	Mark H. Mohr	400
Employee	Hikaru Ishigaki	200
Employee	Norihide Maeda	200
Employee	Kiyoyuki Fukushima	200
Employee	Mitsuhiko Kadono	200
Employee	Yoshiaki Sugimoto	200
Affiliated company employee	Viliam Bighi	200

4) Status of Share Acquisition Rights Allocated to Qualified Employees

	Company's employee	Affiliated Company's Director	Affiliated Company's Statutory Auditor	Affiliated Company's employee
Number of equity warrants	11,500	1,220	—	1,340
Class to be issued	Common	Common	—	Common
Number of shares to be issued upon exercise of stock acquisition rights	1,150,000	122,000	—	134,000
Total number invested	333	5	—	34

(7) Employee Status

(1) Employees (Consolidated)

Number of employees	
2,979	(2,765)

Note: Figures in brackets show the number of employees at the end of the previous term.
Does not include 151 temporary employees (156 the previous term)

Employee numbers

Number of employees		Average age	Average length of employment
		Years	Years
1,984	(1,927)	39.9	14.9

Note: Figures in brackets show the number of employees at the end of the previous term.
Employee numbers do not include 185 people seconded to subsidiaries (150 in the previous term) or 142 temporary staff (147 in the previous term).

(8) Company's Status (Consolidated)

(1) Status of Principal Subsidiaries

Company name	Capital	Percentage of voting shares	Principal activities
MORI SEIKI U.S.A., INC.	17,000,000 U.S. dollars	100%	Sales and servicing of Mori Seiki products in the Americas
MORI SEIKI MID-AMERICAN SALES INC.	1,000,000 U.S. dollars	100%*	Sales and servicing of Mori Seiki products in the Americas
MORI SEIKI G.m.b.H.	1,000,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI (UK) LTD.	2,173,000 pounds sterling	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI FRANCE S.A.	8,503,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
MORI SEIKI ITALIANA S.R.L.	10,000 euros	100%	Sales and servicing of Mori Seiki products in Europe
Taiyo Koki Co., Ltd.	376 million yen	60.2%	Manufacture and sale of grinders

Note: 1. * indicates the indirect percentage of voting shares.
2. Mori Seiki USA Inc. merged Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.

(2) Additions to the consolidated group

MS POLLARD, an overseas sales company, is included from the current term as a consolidated subsidiary following the acquisition of its stock.

(3) Merger of companies

The Mori Seiki group contains 26 consolidated subsidiaries, including the principal subsidiaries listed above, and one equity-method affiliate. Consolidated earnings for the current term are shown in (1) Group earnings performance and financial status.

(9) Directors and Auditors

Title	Name	Principal activities
* President	Masahiko Mori	
* Vice President	Hiroshi Mizuguchi	Development & Manufacturing HQ Executive Officer (Manufacturing) and Iga Campus Chief
Senior Executive Managing Director	Kyoji Umeoka	In Charge of Mori-568 PLAN, Legal, and Internal Auditing Departments
Senior Executive Managing Director	Kazuyuki Hiramoto	Sales & Marketing HQ Executive Officer
Senior Executive Managing Director	Takeshi Saito	Sales & Marketing HQ Vice Executive Officer Europe Department General Manager
Managing Director	Koji Okura	Engineering HQ Executive Officer
Managing Director	Hiraku Nakata	Service & Parts Department, Mori Seiki Techno, Ltd. General Manager
Managing Director	Makoto Fujishima	Development & Manufacturing HQ Executive Officer (Development) and Information Systems Department General Manager
Managing Director	Yoshitsugu Shigeta	Development & Manufacturing HQ Vice Executive Manager, Nara Machine Department General Manager, and Nara Campus Chief
Director	Hiroaki Tamai	Administrative HQ Executive Officer
Director	Takahiro Kobi	Quality HQ Executive Officer
Director	Yasunori Hamabe	Sales & Marketing HQ Vice Executive Officer, Asia Pacific & New Regions Department General Manager
Director	Hidefumi Shirotori	Engineering HQ Vice Executive Officer, Japan/Asia Engineering Department General Manager
Director	Toyofumi Nishio	Sales & Marketing HQ Vice Executive Officer, Domestic Sales Department, Strategic/Large Account Department General Manager
Standing Statutory Auditor	Koji Kageyama	
Standing Statutory Auditor	Yuzo Matsuyama	
Statutory Auditor	Katsuhiko Maehori	Affiliated with the Kyoto Bar Association
Statutory Auditor	Yasuo Noishiki	Special Advisor to QUOQ Inc
Statutory Auditor	Takashi Nakanishi	Nanto Bank, Ltd. Statutory Auditor

Note: 1. * indicates a Representative Director.

2. The following changes took place during the year:

(1) One appointment

Director	Toyofumi Nishio	(Appointed June 2005)

(2) Four changes in title

President	Hiroshi Mizuguchi	(Appointed June 2005)
Senior Executive Managing Director	Kazuyuki Hiramoto	(Appointed June 2005)
Senior Executive Managing Director	Takeshi Saito	(Appointed June 2005)
Managing Director	Makoto Fujishima	(Appointed June 2005)
Managing Director	Yoshitsugu Shigeta	(Appointed June 2005)

3. Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi serve as Statutory Auditors under Article 18-1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

(10) Payment of Fees to Auditors

		Amount
(1)	Total amount of payment by the Company and subsidiaries as fees for audit services	79 million yen
(2)	Portion of (1) represented by payments by the Company and its subsidiaries to certified public accountants under Article 2.1 of the 1948 Law No. 103	59 million yen
(3)	Portion of (2) represented by payments to auditors	37 million yen

Note: The agreement between the Company and its auditors does include payments under the Commercial Code or the Securities Dealing Act, and no payments are made in practice. These totals are included in (3).

(11) Material Facts in Relation to the Business Conditions of the Company Having Occurred After the Term for Settlement of Accounts

None

Note: Fractions below the respective units for reporting amounts or numbers of shares are not shown..

Balance sheets

(March 31, 2006) (millions of yen)

Assets	Amount	Liabilities and shareholders' equity	Amount
Current Assets	73,856	Current liabilities	19,104
Cash and deposits	24,088	Accounts payable	7,977
Notes receivable	846	Current portion of long-term debt	5,000
Accounts receivable	27,278	Other accounts payable	4,544
Merchandise	7,365	Accrued income taxes	218
Finished goods	7,074	Accrued expenses	259
Raw materials	4,760	Advances received	668
Work-in-process	4,287	Deposits received	118
Supplies	63	Other Current liabilities	316
Deferred income taxes	31	Long-term liabilities	19,284
Consumption tax receivable	224	Bonds with stock acquisition rights	9,333
Other accounts receivable	287	Long-term debt	5,000
Short-term loans	18	Deferred income taxes	3,126
Other Current Assets	1,891	Deferred income taxes on reserve for land revaluation	1,824
Allowance for doubtful receivables	-72		
Fixed assets	74,297		
(Property, plant and equipment)	(46,864)		
Buildings	19,492	Total liabilities	38,388
Structures	970	Shareholders' equity	
Machinery	5,054	Common stock	29,285
Vehicles	51	Capital surplus	42,529
Furniture and equipment	2,412	Capital reserve	42,024
Land	18,240	Other Capital surplus	504
Construction in progress	642	Gain on disposal of Treasury stock	504
(Intangible fixed assets)	(2,294)	Retained earnings	41,903
Goodwill	800	Legal reserve	2,650
Software	977	General reserve	32,898
Telephone rights	2	Extraordinary disposal reserve	114
Software in progress	514	Asset reduction reserve	184
(Investments and other assets)	(25,138)	Other reserve	32,600
Investments in securities	12,775	Unappropriated retained earnings	6,354
Shares in affiliate companies	9,013	Reserve for land revaluation	-4,636
Investments in affiliate companies	2,707	Net unrealized holding gain on securities	4,549
Other Investments and other assets	641	Treasury stock	-3,865
		Total capital	109,766
Total assets	148,154	Total liabilities and shareholders' equity	148,154

Notes: 1. Fractions below one million yen are not shown.
2. See important accounting policies and notes.

Statements of income

(April 1, 2005 to March 31, 2006)

(millions of yen)

			Amount	
Ordinary income and expenses	Operating income and expenses	Operating income		
		Net sales		124,144
		Operating expenses		
		Cost of sales		82,238
		Selling, general and administrative expenses		28,135
		Operating income		13,770
	Non-operating income and expenses	Non-operating income		
		Interest and dividend income	79	
		Bond premium	115	
		Other	135	330
		Non-operating expenses		
		Interest expense	92	
		Foreign exchange loss	293	
		Fees and commissions	222	
		Bond issue expense	72	
		Bond redemption expense	21	
		Other	16	698
		Ordinary income		13,401
Extraordinary income and expenses		Extraordinary income		
		Gain on sale of fixed assets	268	
		Gain on sale of investments in securities	917	
		Other	114	1,299
		Extraordinary expenses		
		Loss on sale of fixed assets	110	
		Loss on disposal of fixed assets	824	
		Loss on inventory disposal	349	
		Loss on devaluation of shares in affiliate companies	44	
		Loss on termination of leases	45	1,374
Income before income taxes				13,326
Income taxes				42
Net income				13,284
Unappropriated retained earnings brought forward				1,604
Reversal of reserve for land revaluation				-8,535
Unappropriated retained earnings				6,354

Notes: 1. Fractions below one million yen are not shown.
2. See important accounting policies and notes.

Summary of significant accounting policies

1. Investments in securities
   (1) Stock in subsidiaries or affiliates ...... Stated at cost using the moving average method
   (2) Other investments in securities
   Securities with determinable market value: Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method.
   Securities without determinable market value: Stated at cost using the moving average method
2. Net liabilities resulting from derivatives transactions
   Stated at market value.
3. Inventories
   (1) Merchandise Finished goods , and Work-in-process: Stated at cost using the average method.
   (2) Raw materials .... Stated at cost using the moving average method
   (3) Supplies .... Stated at cost using the last purchase price method
4. Depreciation of fixed assets
   (1) Property, plant and equipment ....Declining balance method
   Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are
   Buildings 8 to 50 years
   Machinery 2 to 17 years
   (2) Intangible fixed assets ....Straight line method

However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

5. Accounting for deferred charge
   Bonds issuance costs..............Amounts are charged to income as incurred
6. Standard for inclusion of reserves
   Allowance for doubtful receivables .... The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
7. Accounting for leases
   Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
8. Hedge accounting
   The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
9. Consumption tax
   Sales are included net of consumption tax.
10. Other
   These financial statements are prepared in accordance with Article 48.1 of the Commercial Code implementation rules concerning affiliate companies, and Article 200 concerning parts of the financial statements.

Change in Accounting

1. Change in accounting for sales recognition
   From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 1,767 million yen, and operating income, ordinary income, and net income before taxes by 544 million yen.
2. Change in accounting for fixed asset impairment
   From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 349 million yen.

Notes to the Balance Sheets

1. Accumulated depreciation of Property, plant and equipment 65,926 million yen
2. Short-term liabilities of affiliate companies 13,537 million yen
3. Short-term loans to affiliate companies 1,062 million yen
4. In addition to being listed as Fixed Assets in the balance sheets, the buildings, equipment, and machinery of the Chiba plant are included as important leased assets.
5. Land revaluation
   The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a

component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 4,636 million yen in shareholders' equity.

(1) Method of revaluation

The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately.

(2) Date of revaluation — March 31, 2002

(3) Differential between market value of land at the end of the term and the book value after revaluation — -4,773 million yen

6. Contingent liabilities
   Contingent liabilities on lease payments by customers — 2,399 million yen
7. Dividend restrictions
   Net assets, as defined by Article 124.3 of the Commercial Code implementation rules — 4,549 million yen

Notes to the Statement of Income

1. Sales with affiliate companies — 50,008 million yen
   Operating expenses — 5,712 million yen
   Non-operating transactions — 21 million yen
2. Net income per share — 147.77 yen

* Net income per share is calculated on the following basis:

Net income as shown on the statement of income	13,284 million yen
Amount not returned to holders of common stock (Directors' bonuses)	142 million yen
Net income to holders of common stock	13,141 million yen
Average number of common shares in issue during the term	88,935,713

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: : yen)

	Amount
Unappropriated retained earnings	6,354,427,501
General reserve reversal	59,061,982
Extraordinary disposal reserve reversal	52,420,121
Asset reduction reserve reversal	6,641,861
Total	6,413,489,483
To be appropriated as follows: .	
Dividends on earnings (40 yen per share)	3,677,254,520
Directors' bonuses	142,866,938
(Bonuses to statutory auditors)	(16,957,500)
Unappropriated retained earnings carried forward	2,593,368,025

Audit Report by Independent Auditors on Non-Consolidated Financial Statements

Independent Auditor's Report

May 19, 2006

To the Board of Directors of Mori Seiki Co., Ltd.

Ernst & Young ShinNihon

Pursuant to Article 2, Paragraph 1 of the 'Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)' of Japan, we have audited the non-consolidated financial statements, namely, the balance sheet, statement of income, Report of Operations (pertaining to accounting), and proposed appropriation of unappropriated retained earnings and the supporting schedule of particulars (pertaining to accounting) of Mori Seiki for the 58th accounting period from April 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedule of particulars are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation and the accompanying list of particulars. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary. As a result of our audits, in our opinion:

(1) the balance sheet and statement of income present fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

As explained in the note entitled "Change in Accounting", effective April 1, 2005, the Company has changed its revenue recognition policy from the shipping basis to the customer acceptance basis. This change was made due to the fact that an increase in turnkey projects is attributable to the trend towards lengthening the period from shipping to customer acceptance reflecting the complexity and sophistication of these projects. We concur with the Company's decision to adopt the customer acceptance basis for its revenue recognition policy which is more objective and assured in order to control the shipping-to-customer-acceptance process more properly. In addition, as explained in the note entitled "Change in Accounting", effective April 1, 2005, the Company has adopted a new accounting standard for accounting for loss on the impairment of fixed assets. We concur with the Company's adoption of this accounting standard as this standard went into effect on April 1, 2005.

(2) the Report of Operations (pertaining to accounting) presents fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) the proposed appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supporting schedule (pertaining to accounting) are proper and present fairly matters as are required to be reported therein.

The firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors (Copy)

Audit Report

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 58th accounting period from April 1, 2005 to March 31, 2006.

1. Summary of the methods of auditing by Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor's audits and examined the accounting documents and the supporting schedules.

In addition, regarding such matters as transactions of directors that compete with Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2. Results of auditing

(1) The methods and the results of auditing by Ernst & Young ShinNihon, the independent accountants and the Company's Accounting Auditor, are appropriate.

(2) The Report of Operations presents fairly, in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation, the status of the Company.

(3) The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4) The supporting schedules are proper and present fairly matters as are required to be reported therein.

(5) Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company's Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, usual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

May 23, 2006

Mori Seiki Co., Ltd.	Statutory Auditor
Standing Statutory Auditor	Koji Kageyama (seal)
Standing Statutory Auditor	Yuzo Matsuyama (seal)
Statutory Auditor	Katsuhiko Maehori (seal)
Statutory Auditor	Yasuo Noishiki (seal)
Statutory Auditor	Takashi Nakanishi (seal)

Note: Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi act as Statutory Auditors under the terms of the Article 18.1 of the former Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Consolidated balance sheets

(March 31, 2006) (millions of yen)

Assets	Amount	Liabilities and shareholders' equity	Amount
Current Assets	89,365	Current liabilities	26,032
Cash and deposits	31,582	Accounts payable	9,697
Notes and accounts receivable	29,961	Short-term loans	1,320
Inventories	25,063	Current portion of long-term debt	5,084
Deferred income taxes	141	Other accounts payable	4,465
Consumption tax receivable	346	Accrued expenses	417
Other	2,543	Advances received	2,084
Allowance for doubtful receivables	-273	Accrued income taxes	1,387
		Accrued consumption tax	40
		Deferred income taxes	203
Fixed assets	73,412	Other	1,332
(Property, plant and equipment)	(55,747)		
Buildings and structures	25,100	Long-term liabilities	19,972
Machinery, equipment and vehicles	5,814	Bonds with stock acquisition rights Long-term	9,333
Land	21,016	debt	5,124
Construction in progress	717	Long-term accounts payable	332
Other	3,098	Deferred income taxes	3,358
(Intangible fixed assets)	(2,952)	Deferred income taxes on reserve for land revaluation	1,824
		Total liabilities	46,005
Goodwill	1,325	Minority interests	
Other	1,626	Minority interests	425
		Shareholders' equity	
(Investments and other assets)	(14,712)	Common stock	29,285
Investments in securities	13,914	Capital surplus	42,529
Long-term prepaid expenses	234	Retained earnings	49,645
Deferred income taxes	26	Reserve for land revaluation	-4,636
Other	537	Net unrealized holding gain on securities	4,576
		Translation adjustments	-1,186
		Treasury stock	-3,867
		Total shareholder' equity	116,347
Total assets	162,778	Total liabilities, minority interests and shareholders' equity	162,778

Note: Fractions below one million yen are not shown.

Consolidated Statements of income

(April 1, 2005 to March 31, 2006)

(millions of yen)

				Amount
Ordinary income and expenses	Operating income and expenses	Operating income		
		Net sales		145,339
		Operating expenses		
		Cost of sales		89,984
		Selling, general and administrative expenses		39,060
		Operating income		16,294
	Non-operating income and expenses	Non-operating income		
		Interest and dividend income	124	
		Equity method income	64	
		Bond premium	115	
		Other	321	625
		Non-operating expenses		
		Interest expense	136	
		Foreign exchange loss	292	
		Fees and commissions	373	
		Bond issue expense	72	
		Bond redemption expense	21	
		Other	145	1,017
		Ordinary income		15,902
Extraordinary income and expenses		Extraordinary income		
		Gain on sale of fixed assets	378	
		Gain on sale of investments in securities	917	
		Other	13	1,309
		Extraordinary expenses		
		Loss on sale of fixed assets	120	
		Loss on disposal of fixed assets	1,238	
		Loss on inventory disposal	608	
		Loss on devaluation of shares in affiliate companies	44	
		Loss on termination of leases	45	2,058
Income before income taxes				15,154
Income taxes				1,146
Corporation tax adjustment				125
Minority interests in net income				-80
Net income				13,801

Note: Fractions below one million yen are not shown.

Important information pertaining to the consolidated financial statements

1. Scope of consolidated group

(1) Number of consolidate subsidiaries 26

Names of consolidated subsidiaries

Taiyo Koki Co., Ltd.	MORI SEIKI BRASIL LTDA.
Mori Seiki Techno, Ltd.	MORI SEIKI HONG KONG LTD.
Mori Seiki Trading, Ltd.	MORI SEIKI MEXICO, S.A. DE C.V.
Mori Seiki High Precision Machining Laboratory, Ltd.	MORI SEIKI (THAILAND) CO., LTD.
Mori Seiki Fixture Laboratory, Ltd.	Mori Seiki (Shanghai) Co., Ltd.
MORI SEIKI U.S.A., INC.	MORI SEIKI KOREA CO.,LTD.
MORI SEIKI G.m.b.H.	DTL MORI SEIKI,INC.
MORI SEIKI (UK) LTD.	PT. MORI SEIKI INDONESIA
MORI SEIKI FRANCE S.A.	MORI SEIKI AUSTRALIA PTY LIMITED
MORI SEIKI ITALIANA S.R.L.	MORI SEIKI MID-AMERICAN SALES INC.
MORI SEIKI ESPANA S.A.	MORI SEIKI DISTRIBUTOR SERVICES,INC.
MORI SEIKI SINGAPORE PTE LTD	MS SYFRAMO S.A.S.
Mori Seiki (Taiwan) Co., Ltd.	MS POLLARD LTD.

Note: Mori Seiki USA Inc. merged Mori Seiki DISTRIBUTOR SERVICES INC. and Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.

(2) Subsidiaries not included in consolidated accounting

MORI SEIKI TECHNO G.m.b.H.
Mori Seiki Precision, Ltd.
Mori Seiki Leasing, Ltd.
Mori Seiki Kosan, Ltd.
Mori Seiki Machine Sales, Ltd.

Reasons for exclusion from consolidated group

The five overseas subsidiaries not included in consolidated accounting are all small in scale, and none generate retained earnings of a size to have a significant impact on the consolidated statement of income.

2. Associated companies

(1) Associated companies to which equity method applies: one company.

Company name Watanabe Seikosho Co., Ltd.

(2) Associated companies to which equity method does not apply

Subsidiaries and affiliates not included in consolidated accounting

Subsidiaries not included in consolidated accounting

MORI SEIKI TECHNO G.m.b.H.
Mori Seiki Precision, Ltd.
Mori Seiki Leasing, Ltd.
Mori Seiki Kosan, Ltd.
Mori Seiki Machne Sales, Ltd.

Affiliated companies

ITOCHU Plamac Corporation and four others

Reason for exclusion

The subsidiaries and affiliates not included in consolidated accounting are all small in scale, and none generate net income or retained earnings of a size to have a significant impact on the consolidated statement of income.

3. Fiscal year-ends of consolidated subsidiaries

Four consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.

4. Summary of significant accounting policies

(1) Assets

1. Investments in securities

Other investments in securities

Securities with determinable market value	Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method.
Securities without determinable market value	Stated at cost using the moving average method

2. Inventories

Merchandise Finished goods , and Work-in-process	Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries.
Raw materials	Stated at cost using the moving average method
Supplies	Stated at cost using the last purchase price method

3. Net liabilities resulting from derivatives transactions

Stated at market value.

(2) Depreciation of fixed assets

1. Property, plant and equipment ......Declining balance method, although the straight line method is used for overseas consolidated subsidiaries.

Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are

Buildings 7 to 50 years
Machinery 2 to 17 years

2. Intangible fixed assets ....Straight line method

However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)

(3) Accounting for deferred charge

Bonds issuance costs..............Amounts are charged to income as incurred

(4)Standard for inclusion of reserves

Allowance for doubtful receivables .... The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.

(5) Foreign currency-denominated assets and liabilities of consolidated group companies are restated in yen. Foreign currency-denominated debts are restated to yen at their market value on the final day of the term, and the gain (loss) is reported on the statement of income.

Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are restated in yen at their market value on the final day of the term. Revenues and costs are restated in yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.

(6) Accounting for leases

Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(7) Hedge accounting

The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

(8) Consumption tax

Sales are included net of consumption tax.

5. Assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at market value.

6. Consolidated adjustment account

The consolidated adjustment account is depreciated on a straight line basis over five years.

7. Other

These financial statements are prepared in accordance with Article 200 concerning parts of the financial statements.

Change in Accounting

1. Change in accounting for sales recognition

From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further.The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 554 million yen.

2. Change in accounting for fixed asset impairment

From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 608 million yen.

Notes to the Balance Sheets

1. Accumulated depreciation of property, plant and equipment — 70,547 million yen
2. Contingent liabilities
   Contingent liabilities on lease payments by customers — 2,399 million yen

Notes to the Statement of Income

2. Net income per share — 153.62 yen

* Net income per share is calculated on the following basis:

Net income as shown on the statement of income	13,801 million yen
Amount not returned to holders of common stock (Directors' bonuses)	142 million yen
Net income to holders of common stock	13,658 million yen
Average number of common shares in issue during the term	88,914,953

Audit Report by Independent Auditors on Consolidated Financial Statements

Independent Auditor's Report

May 19, 2006

To the Board of Directors of Mori Seiki Co., Ltd.

Ernst & Young ShinNihon

Pursuant to Article 19-2, Paragraph 3 of the 'Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)' of Japan, we have audited the consolidated financial statements, namely, the Consolidated balance sheet, Consolidated statement of income. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit from an independent position.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to consolidated subsidiaries as considered necessary.

As a result of our audits, in our opinion, the financial statements present fairly the financial position and the results of operations of the Company and consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

As explained in the note entitled "Change in Accounting", effective April 1, 2005, the Company has changed its revenue recognition policy from the shipping basis to the customer acceptance basis. This change was made due to the fact that an increase in turnkey projects is attributable to the trend towards lengthening the period from shipping to customer acceptance reflecting the complexity and sophistication of these projects. We concur with the Company's decision to adopt the customer acceptance basis for its revenue recognition policy which is more objective and assured in order to control the shipping-to-customer-acceptance process more properly. In addition, as explained in the note entitled "Change in Accounting", effective April 1, 2005, the Company has adopted a new accounting standard for accounting for loss on the impairment of fixed assets. We concur with the Company's adoption of this accounting standard as this standard went into effect on April 1, 2005.

The firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors on Consolidated Financial Statements (Copy)

Consolidated Audit Report

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the consolidated financial statements (the consolidated balance sheet and Consolidated Statements of income) for the 58th accounting period from April 1, 2005 to March 31, 2006.

1. Summary of the methods of auditing by Statutory Auditors
   In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor conducted the audit after directors, other personnel and accounting auditors reported and explained the consolidated financial statements. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property.

2. Results of auditing
   (1) The methods and the results of auditing by Ernst & Young ShinNihon, the independent accountants and the Company's Accounting Auditor, are appropriate.
   (2)After auditing the Consolidated subsidiaries and Consolidated financial statements, there are no matters that need to be pointed out.

May 23, 2006

Mori Seiki Co., Ltd.	Statutory Auditor	
Standing Statutory Auditor	Koji Kageyama	(seal)
Standing Statutory Auditor	Yuzo Matsuyama	(seal)
Statutory Auditor	Katsuhiko Maehori	(seal)
Statutory Auditor	Yasuo Noishiki	(seal)
Statutory Auditor	Takashi Nakanishi	(seal)

Note: Statutory Auditors Katsuhiko Maehori, Yasuo Noishiki, and Takashi Nakanishi act as Statutory Auditors under the terms of the Article 18.1 of the former Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Reference Materials in the Exercise of Voting Rights

1. Number of voting shares 917,918

2. Resolutions and notes

Resolution 1: Approval of the Proposal of Appropriation of Unappropriated Retained Earnings (58th term)

Details of the Resolution are shown on page 18.

It is proposed to pay current term dividends of 40 yen per share in reflection of the Company's earnings and the economic situation. Furthermore, with respect to directors' bonuses, we propose that 125,909,438 yen be paid to 14 directors, and 16,957,500 yen be paid to 2 statutory auditors.

Resolution 2: Partial Amendment to the Articles of Incorporation

We propose amending a portion of the current Articles of Incorporation as follows:

1. Reasons for amendment

a. Additions to stated purposes of business

In order to prepare for the future growth of the Company, "management of hotels and inns" shall be added to Item 12 of Article 2 (Purposes), and the item number after Section 12 shall be increased by one.

b. Company Law

In connection with adoption of the Company Law (Law No. 86, 2005) on May 1, 2006, the Articles of Incorporation of the Company shall be amended as follows:

(1) In accordance with Article 326, Paragraph 2 of the Company Law, to stipulate the organs established in the Company, Article 20 (Formation of the Board of Directors), Article 33 (Appointment of Auditors and the Board of Auditors), and Article 43 (Appointment of Financial Auditors) shall be newly adopted.

(2) In accordance with Article 214 of the Company Law, to stipulate the issuance of stock certificates, Article 8 (Issuance of Stock Certificates) shall be newly adopted.

(3) In accordance with Article 189, Paragraph 2 of the Company Law, to appropriately restrict the scope of rights of stockholders having fractional units of shares of stock, Article 10 (Rights in Regard to Fractional Units of Shares) shall be newly adopted.

(4) From the standpoint of disclosing more complete information at general meetings of stockholders, to make it possible to disclose via the Internet a portion of the agenda specified in the reference materials for the general meeting, Article 16 (Deemed Delivery by Means of Internet Disclosure of Reference Materials for General Meetings of Stockholders) shall be newly adopted.

(5) In accordance with Article 370 of the Company Law, so that resolutions of the Board of Directors submitted either in the form of a written document or by electronic means may promptly be voted upon when necessary, Article 29 (Resolutions of the Board of Directors without Meeting) shall be newly adopted.

(6) In accordance with Article 427, Paragraph 1 of the Company Law, so that external auditors can adequately perform their duties, Article 42 (Exemption from Liability of External Auditors) shall be newly adopted.
(7) In accordance with the provisions of Article 329, Article 338, and Article 399, Article 44 (Appointment of Financial Auditors), Article 45 (Term of Financial Auditors), and Article 46 (Compensation, etc. for Financial Auditors) shall be newly adopted.
(8) Provisions cited from the Articles of Incorporation shall be amended in accordance with the corresponding provisions under the Company Law.
(9) In the Articles of Incorporation, terms from the old Commercial Code shall be amended in accordance with the terms used in the Company Law, and a portion of the phrases shall be amended and terms revised accordingly.
(10) The numbering of articles shall be amended in accordance with the foregoing amendments.

2. Description of Amendments

The description of the amendments shall be as follows:

(Amended portions are underlined.)

Current Articles of Incorporation	Proposed Amendments
Article 2. (Purpose)	Article 2. (Purpose)
(Newly established)	<u>12. Management of hotels and inns</u>
<u>12.</u> Any businesses associated with or related to the preceding items	<u>13.</u> Any businesses associated with or related to the preceding items
Article 4. (Method of Public Notification) Public notification by the Company shall be made by electronic means; provided, however, in the event that notification by electronic means is not possible for an unavoidable reason, the notification may be made in the *Nihon Keizai Shinbun*.	Article 4. (Method of Public Notification) <u>The method of</u> notification by the Company shall be by electronic means; provided, however, in the event that notification by electronic means is not possible for an unavoidable reason, the notification may be made in the *Nihon Keizai Shinbun*.

Article 5. (Total Number of Shares for Issuance by the Company) The total number of shares for issuance by the Company shall be 157,550,000 shares.	Article 5. (Total Number of Authorized Shares of the Company) The total number of authorized shares of the Company shall be 157,550,000 shares.
Article 6. (Acquisition of Company Stock) The Company may purchase shares of the company stock by means of resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	Article 6. (Acquisition of Company Stock) The Company may acquire shares of the company stock by means of resolution of the Board of Directors in accordance with Article 165, Paragraph 2 of the Company Law.
Article 7. (Units of Shares) One unit of the company stock shall be 100 shares.	Article 7. (Units of Shares) The number of shares per unit of the company stock shall be 100 shares.
Article 8. (Non-Issuance of Stock Certificates with Fractional Units of Shares) The Company shall not issue stock certificates with fractional units of shares (hereinafter referred to as "fractional units of shares"); provided, however, that this shall not apply as otherwise provided in the stock administration regulations).	(Go to Article 8, Paragraph 2)
(Newly established)	Article 8. (Issuance of Stock Certificates) The Company shall issue certificates for shares of stock. Notwithstanding the foregoing, the Company shall not issue stock certificates for fractional units of shares; provided, however, that this shall not apply as otherwise provided in the stock administration regulations.
Article 9. (Additional Purchases of Units of Fractional Shares by Stockholders) Stockholders owning units of fractional shares of	Article 9. (Additional Purchases of Units of Fractional Shares by Stockholders) Stockholders of the company (including

company stock (including stockholders of record, with the same applying hereinafter) may, as provided in the stock administration regulations, request that the Company sell and deliver a number of shares of stock needed to total one unit of shares.	stockholders of record, with the same applying hereinafter) may, as provided in the stock administration regulations, request that the Company sell and deliver a number of shares of stock which, when combined with the fractional number of shares of a unit owned by the stockholder, become a complete unit of shares (hereinafter referred to as an "additional purchase").
(Newly established)	Article 10. (Rights in Regard to Fractional Units of Shares) Stockholders of the Company may not, with respect to fractional units of shares owned, exercise rights other than those specified below. (1) Rights specified in Article 189, Paragraph 2 of the Company Law (2) Rights to make claims in accordance with Article 166, Paragraph 1 of the Company Law (3) Rights to receive allocations of subscription stock and allocations of stock subscription rights corresponding to the number of shares owned by such stockholder (4) Rights to make claims as designated in the preceding article
Article 10. (Types of Stock Certificates) The types of stock certificates to be issued by the Company shall be determined in accordance with the stock administration regulations stipulated by the Board of Directors.	(Go to Article 12)
Article 11. (Transfer Agent)	Article 11. (Stock Administrator)

The Company shall designate a transfer agent for the stock. The transfer agent and the location for stock administration shall be determined by resolution of the Board of Directors, and shall be publicly announced. The company stockholders' record (including the names of stockholders of record, with the same applying hereinafter) and the record of lost stock certificates shall be kept at the location for stock administration by the transfer agent, and stock transfers, the purchases of fractional units of shares and additional purchases of shares necessary to complete units of shares, and other related administrative work shall be handled by the transfer agent.	The Company shall appoint a stock administrator. The stock administrator and the location for stock administration shall be determined by resolution of the Board of Directors, and shall be publicly announced. The company stockholders' record (including the list of stockholders of record, with the same applying hereinafter), the record of lost stock certificates, and the record of new stock subscription rights shall be kept at the location of the stock administrator, and the listing and recording of the stockholders' record, the record of lost stock certificates, and the record of new stock subscription rights, along with work related to the purchases of fractional units of shares and additional purchases of shares to complete units of shares and other administrative work in regard to stock and new stock subscription rights, shall be performed by the stock administrator.
Article 12. (Stock Administration Regulations) Stock transfers, the purchases of fractional units of shares and additional purchases of shares necessary to complete units of shares, and other matters related to the handling of stock shall be in accordance with the stock administration regulations stipulated by the Board of Directors.	Article 12. (Stock Administration Regulations) The types of stock certificates issued by the Company and stock transfers, the purchases of fractional units of shares and additional purchases of shares necessary to complete units, and other matters related to the handling of stock shall be in accordance with the stock administration regulations stipulated by the Board of Directors.
Article 13. (Record Date) The stockholders of the Company who may exercise rights at the annual meeting of stockholders for the applicable settlement term shall be those	(Deleted)

persons with voting rights listed or recorded in the final stockholders' record as of March 31 of each year. In addition to the foregoing, when necessary, the record date may be stipulated by resolution of the Board of Directors from time to time with advance public notice.	
Article 14. (Provision Omitted)	Article 13. (Same as current)
(Newly established)	Article 14. (Record date of annual meeting of stockholders) The record date for voting rights at the annual meeting of stockholders of the Company shall be March 31 of each year.
Article 15. (Person to Convene Meeting and Chairperson) Unless otherwise stipulated by law, the president-director shall, based on a resolution of the Board of Directors, convene general meetings of stockholders and serve as chairperson of such meetings. In the event that the president-director is unable to do so, another director shall serve in lieu thereof based on an order given by the Board of Directors in advance.	Article 15. (Person with Right to Convene Meeting and Chairperson) (Same as current)
(Newly established)	Article 16. (Deemed Delivery by Means of Internet Disclosure of Reference Materials for General Meetings of Stockholders) The Company may, in regard to the convening of general meetings, disclose by means of the Internet in accordance with ordinances of the Ministry of Justice, such information that should

	be listed or displayed in connection with reference materials for general meetings of stockholders, business reports, financial statements, and consolidated financial statements, and the same shall be deemed delivered to stockholders thereby.
Article 16. (Exercise of Proxy Voting Rights) A stockholder may exercise voting rights by having another stockholder of the Company who can exercise voting rights serve as his or her proxy; provided, however, that the stockholder or proxy shall submit to the Company written evidence of proxy rights at each general meeting.	Article 17. (Exercise of Proxy Voting Rights) A stockholder may exercise voting rights by having one (1) other stockholder of the Company who can exercise voting rights serve as his or her proxy; provided, however, that the stockholder or proxy shall submit to the Company written evidence of proxy rights at each general meeting.
Article 17. (Method of Resolutions) Resolutions of the general meetings of stockholders, unless otherwise stipulated by law or these Articles of Incorporation, shall be adopted by means of a majority of the votes of those stockholders in attendance. Special resolutions in accordance with Article 343 of the Commercial Code shall be adopted by two-thirds of the votes at a meeting attended by stockholders having one-third or more of the voting rights of all stockholders in the Company.	Article 18. (Method of Resolutions) Resolutions of the general meetings of stockholders, unless otherwise stipulated by law or these Articles of Incorporation, shall be adopted by means of a majority of the votes of those stockholders in attendance who have voting rights. Resolutions in accordance with Article 309, Paragraph 2 of the Company Law shall, other than when separately designated in these Articles of Incorporation, be adopted by two-thirds of the votes at a meeting attended by stockholders having one-third or more of the voting rights of stockholders with voting rights in the Company.
Article 18. (Meeting Minutes) An outline of the discussion and results of the agenda at the general meetings of stockholders shall be recorded in the minutes, the chairperson and directors in attendance shall affix their seals and signatures, and the same shall be kept at the Company.	Article 19. (Meeting Minutes) An outline of the discussion and results of the agenda at the general meetings of stockholders, and other items stipulated by law, shall be recorded or listed in the minutes.

Current	Proposed
(Newly established)	Article 20. (Formation of the Board of Directors) The Company shall form a Board of Directors.
Article 19. (Provision omitted)	Article 21. (Same as current)
Article 20. (Appointment of Directors) Directors shall be appointed at the general meeting of stockholders. Directors shall be appointed by a majority of the votes at a meeting attended by stockholders having one-third or more of the voting rights of all stockholders in the Company. Resolutions for the appointment of directors shall not be based on cumulative voting.	Article 22. (Appointment of Directors) Directors shall be appointed at the general meeting of stockholders. Directors shall be appointed by a majority of the votes at a meeting attended by stockholders having one-third or more of the voting rights of stockholders with voting rights in the Company. Resolutions for the appointment of directors shall not be based on cumulative voting.
Article 21. (Term of Directors) The term of directors shall continue until the end of the annual meeting of stockholders in regard to the final settlement period within one (1) year after the assumption of office.	Article 23. (Term of Directors) The term of directors shall continue until the end of the annual meeting of stockholders in regard to the final event within the business year ending within one (1) year after appointment.
Article 22. (Directors with Officer Duties and Representative Directors) One chairperson for the Board, one president-director, and one or more vice presidents, managing directors, and executive directors shall be appointed by resolution of the Board of Directors. Directors representing the Company shall be appointed by resolution of the Board of Directors.	Article 24. (Directors with Officer Duties and Representative Directors) One chairperson for the Board, one president-director, and one or more vice presidents, managing directors, and executive directors shall be chosen by resolution of the Board of Directors. Directors representing the Company shall be chosen by resolution of the Board of Directors.
Article 23. ~ 24. (Provision omitted)	Article 25. ~ 26. (Same as current)
	Article 27. (Right to Convene Meetings of the

Current	Proposed
Article 25. (Person to Convene Meetings of the Board of Directors and Chairperson) Unless otherwise stipulated by law, the president-director shall convene meetings of the Board of Directors and serve as chairperson of such meetings. In the event that the president-director is unable to do so, another director shall serve in lieu thereof based on an order given by the Board of Directors in advance.	Board of Directors and Chairperson) (Same as current)
Article 26. (Provision omitted)	Article 28. (Same as current)
(Newly established)	Article 29. (Resolutions of the Board of Directors without Meeting) If all directors of the Company consent to a resolution as recorded in writing or electronically, such resolution shall be deemed to have been adopted by the Board of Directors; provided, however, that this shall not apply in the event of an objection from auditors.
Article 27. (Meeting Minutes for the Board of Directors) An outline of the discussion and results of the agenda at the meetings of the Board of Directors shall be listed in the minutes, the directors and auditors in attendance shall affix their seals and signatures, and the same shall be kept at the Company.	Article 30. (Meeting Minutes for the Board of Directors) An outline of the discussion and results of the agenda at the meetings of the Board of Directors, in addition to other items stipulated by law, shall be listed or recorded in the minutes, the directors and auditors in attendance shall affix their seals and signatures or sign electronically.
Article 28. (Compensation, etc. for Directors) Compensation for directors shall be determined at	Article 31. (Compensation, etc. for Directors) Compensation for directors, bonuses, and other property gains paid in the forms of consideration by the Company for the execution of their duties (hereinafter referred to as "Compensation")

the general meetings of stockholders.	shall be determined at the general meetings of stockholders.
Article 29. (Honorary Chairperson, Consultants, and Advisors) The Company shall, as necessary, appoint an honorary chairperson, consultants, and advisors by resolution of the Board of Directors.	Article 32. (Honorary Chairperson, Consultants, and Advisors) The Company shall, as necessary, choose an honorary chairperson, consultants, and advisors by resolution of the Board of Directors.
(Newly established)	Article 33. (Appointment of Auditors and the Board of Auditors) The Company shall have auditors and a Board of Auditors.
Article 30. (Provision omitted)	Article 34. (Same as current)
Article 31. (Appointment of Auditors) Auditors shall be appointed at general meetings of stockholders. The appointment of auditors shall be made by a majority of the votes at a meeting attended by stockholders having one-third or more of the voting rights of all stockholders in the Company.	Article 35. (Appointment of Auditors) Auditors shall be appointed at general meetings of stockholders. The appointment of auditors shall be made by a majority of the votes at a meeting attended by stockholders having one-third or more of the voting rights of stockholders with voting rights in the Company.
Article 32. (Term of Auditors) The term of auditors shall continue until the end of the annual meeting of stockholders in regard to the final settlement period within four (4) years after the assumption of office. The term of auditors appointed to fill vacancies shall continue until the end of the term that would have been served by his or her predecessor.	Article 36. (Term of Auditors) The term of auditors shall continue until the end of the annual meeting of stockholders in regard to the final event within the business year ending within four (4) years after appointment. The term of auditors appointed to fill vacancies shall continue until the end of the term of his or her predecessor.
	Article 37. (Fulltime Auditors) The Board of Auditors shall appoint a fulltime

Article 33. (Fulltime Auditors) The auditors shall determine the fulltime auditor by means of a mutual vote.	auditor by means of resolution.
Article 34. ~ 35. (Provisions omitted)	Article 38. ~ 39. (Same as current)
Article 36. (Meeting Minutes for Board of Auditors) An outline of the discussion and results of the agenda at the meetings of the Board of Auditors shall be listed in the minutes, the auditors in attendance shall affix their seals and signatures, and the same shall be kept at the Company.	Article 40. (Meeting Minutes for Board of Auditors) An outline of the discussion and results of the agenda at the meetings of the Board of Auditors, in addition to other items stipulated by law, shall be listed or recorded in the minutes, the auditors in attendance shall affix their seals and signatures thereto or sign electronically.
Article 37. (Compensation, etc. for Auditors) Compensation for auditors shall be determined at the general meeting of stockholders.	Article 41. (Compensation, etc. for Auditors) The compensation, etc. for auditors shall be determined at the general meeting of stockholders.
(Newly established)	Article 42. (Exemption from Liability of External Auditors) If the Company is subject to the requirements designated by law in regard to compensatory liability under Article 423, Paragraph 1 of the Company Law, the Company may conclude contracts with external auditors in order to limit the amount of compensatory liability; provided, however, that the amount of compensatory liability under such contracts shall be limited to the minimum liability limit designated by law. Chapter 6. Financial Auditors Article 43. (Financial Auditors) The Company shall have a financial auditor.
(Newly established)	Article 44. (Appointment of Financial Auditors)

(Newly established)	Financial auditors shall be appointed by resolution of the general meetings of stockholders.
(Newly established)	Article 45. (Term of Financial Auditors) The term of financial auditors shall continue until the end of the annual meeting of stockholders in regard to the final event within the business year ending within one (1) year after the appointment.
(Newly established)	Unless a separate resolution is made at the annual meeting of stockholders in accordance with the preceding paragraph, financial auditors shall be deemed to be reappointed at such annual meeting.
	Article 46. (Compensation, etc. for Financial Auditors) Compensation, etc. for financial auditors shall be determined by the representative director with the consent of the Board of Auditors.
	Chapter 7. Accounting
(Newly established)	Article 47. (Business Year) The business year for the Company shall commence on April 1 each year and continue until March 31 of the following year.
Chapter 6. Accounting Article 38. (Business Year) The business year for the Company shall commence on April 1 and continue until March 31 of the following year, and the settlement period shall be until the last date of the business year.	Article 48. (Annual Dividends) The Company shall, based on a resolution made at the general meeting of stockholders, pay cash dividends for surplus funds (hereinafter referred to as "annual dividends") to stockholders listed or recorded in the final stockholders' record as of the end of March 31

	of each year, or to recorded pledgees thereof.
Article 39. (Profit Dividends) Profit dividends shall be paid to stockholders listed or recorded in the final stockholders' record as of the end of March 31 of each year, or to recorded pledgees thereof.	
Article 40. (Interim Dividends) The Company may, based on a resolution of the Board of Directors, distribute funds in the form of interim dividends to stockholders listed or recorded in the final stockholders' record as of the end of September 30 of each year, or to recorded pledgees thereof.	Article 49. (Interim Dividends) The Company may, based on a resolution of the Board of Directors, distribute surplus funds as stipulated in Article 454, Paragraph 5 of the Company Law (hereinafter referred to as "interim dividends") to stockholders listed or recorded in the final stockholders' record as of the end of September 30 of each year, or to recorded pledgees thereof.
Article 41. (Period for Waiving of Profit Dividends) The Company shall be exempt from its obligation to pay profit dividends or interim dividends if the same are not received within three (3) full years after the first date of payment thereof.	Article 50. (Period for Waiving of Annual Dividends) The Company shall be exempt from its obligation to pay annual dividends or interim dividends if the same are not received within three (3) full years after the first date of payment thereof.

Resolution 3: Election of 15 Directors

It is proposed to appoint the following 15 Directors, since the terms of office of 14 Directors (Masahiko Mori, Hiroshi Mizuguchi, Kyoji Umeoka , Kazuyuki Hiramoto, Takeshi Saito , Koji Okura , Hiraku Nakata, Makoto Fujishima, Yoshitsugu Shigeta , Hiroaki Tamai, Takahiro Kobi, Yasunori Hamabe, Hidefumi Shirotori and Toyofumi Nishio) expire at the conclusion of the general meeting of shareholders, in order to further strengthen the management structure, one (1) person will be added and the Company requests the appointment of fifteen (15) directors.

The Director candidates are as follows:

Candidate Number	Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
1	Masahiko Mori (September 16, 1961)	April 1993 Joined Mori Seiki June 1994 Appointed Director, Corporate Planning and International Department General Manager June 1999 Appointed President To present	4,615,285
2	Hiroshi Mizuguchi (August 31, 1954)	January 1979 Joined Mori Seiki June 2002 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and MVBU General Manager September 2004 Appointed Senior Executive Managing Director, Development & Manufacturing HQ (Manufacturing) Executive Officer, Iga Campus Chief and Human Resources Development Center General Manager June 2005 Vice President, Development & Manufacturing HQ Executive Officer (Manufacturing) and Iga Campus Chief To present	15,028
3	Kazuyuki Hiramoto (January 12, 1954)	February 2002 Joined Mori Seiki, Appointed Head of Technological Research Center June 2003 Appointed Managing Director, Development & Manufacturing HQ (Development) Executive Officer September 2003 Appointed Managing Director, Development & Manufacturing HQ Executive Officer (Development), Nara Campus Chief June 2005 Senior Executive Managing Director, Sales & Marketing HQ Executive Officer To present	15,000
4	Takeshi Saito (April 19, 1948)	April 1972 Joined Mori Seiki June 1996 Appointed Director of Overseas Operations January 2004 Appointed Managing Director, Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager June 2005 Senior Executive Managing Director, Sales & Marketing HQ Vice Executive Officer, Europe Department General Manager To present	13,000
5	Koji Okura (October 18, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing HQ Asia BU, Domestic BU General Manager April 2005 Appointed Managing Director, Sales & Marketing HQ Executive Officer June 2005 Managing Director, Engineering HQ Executive Officer To present	10,200
6	Hiraku Nakata (January 9, 1948)	April 1968 Joined Mori Seiki June 1992 Appointed Director, Domestic Operations June 2004 Appointed Managing Director, Service & Parts Department and Mori Seiki Techno, Ltd. General Manager To present	10,000
7	Makoto Fujishima (March 18,	March 1981 Joined Mori Seiki June 2003 Appointed Director, Control Technology Laboratory General Manager	10,600

	1958)	July 2004 Appointed Director, Control Technology Laboratory (Currently Control System) and Information Systems Department General Manager June 2005 Senior Executive Managing Director, Development & Manufacturing HQ Executive Officer (Development) and Information Systems Department General Manager To present	
8	Yoshitsugu Shigeta (September 6, 1946)	March 1965 Joined Mori Seiki June 1994 Appointed Director, Iga #2 Plant General Manager September 2003 Appointed Director, Development & Manufacturing HQ Vice Executive Officer and Nara Machining BU General Manager June 2005 Managing Director, Development & Manufacturing HQ Vice Executive Officer, Nara Machine Department General Manager, and Nara Campus Chief To present	12,944
9	Hiroaki Tamai (March 20, 1960)	March 1983 Joined Mori Seiki June 2003 Appointed Director, Administrative HQ Executive Officer To present	10,500
10	Takahiro Kobi (August 10, 1958)	1983 March Joined Mori Seiki June 2004 Appointed Director, Development & Manufacturing HQ Vice Executive Officer, Quality Assurance BU General Manager, and Chiba Campus Chief January 2005 Appointed Director, Quality HQ Executive Officer June 2005 Director, Purchasing/SCM HQ and Quality HQ Executive Officer January 2006 Director, Quality HQ Executive Officer To present	11,500
11	Yasunori Hamabe (January 31, 1954)	April 1977 Joined Mori Seiki June 2002 Appointed Director, Sales & Marketing BU / Americas BU General Manager January 2004 Appointed Director, Sales & Marketing HQ Vice Executive Officer, Americas Department General Manager June 2005 Director, Sales & Marketing HQ Vice Executive Officer, Asia Pacific & New Regions Department General Manager To present	10,000
12	Hidefumi Shirotori (January 15, 1947)	April 2004 Joined Mori Seiki Development & Manufacturing HQ Vice Executive Officer and Solution Center General Manager June 2004 Appointed Director, Development & Manufacturing HQ Executive Officer and Solution Center General Manager February 2005 Appointed Director, Engineering HQ and Japan / Asia Engineering Department General Manager To present	15,200
13	Nishio Toyofumi (August 10,	1981 March Joined Mori Seiki January 2004 Appointed Sales & Marketing HQ Vice Executive Officer and Domestic Sales Department General Manager June 2005 Director, Sales & Marketing HQ Vice Executive	10,000

	1958)	Officer, Domestic Sales Department General Manager January 2006 Director, Sales & Marketing HQ Vice Executive Officer, Domestic Sales Department, Strategic/Large Account Department General Manager To present	
14	* Morikuni Uchigasaki (Born on August 6, 1950)	July 2005 Joined Mori Seiki General Manager of the Accounting and Finance Departments April 2006 Accounting/Finance HQ Executive Officer To present	5,000
15	* Norihide Maeda (Born on December 13, 1954)	April 1978 Joined Mori Seiki March 1995 Head of the Development Department October 2001 Head of Iga Purchasing Department July 2002 Engineering Group Manager March 2003 Engineering BU General Manager February 2005 Development Management Department General Manager November 2005 Spindle Unit Department General Manager To present	11,250

Note: 1. * indicates new candidates.
2. BU = Business Unit. BUs were redesignated as Department in January 2004.
3. No conflict of interests exists between Director candidates and the Company.

Resolution 4: Appointment of one (1) auditor

Auditor Yuzo Matsuyama will resign at the time of this general meeting of stockholders, so the Company requests the appointment of one (1) auditor to fill the vacancy. Furthermore, with respect to this proposal, the consent of the Board of Auditors has been obtained.

The candidates for auditor are as follows:

Name (Date of birth)	Career Summary (Including representative posts at other companies)	Number of Mori Seiki shares held
Kyoji Umeoka (January 7, 1946)	March 1968 Joined Mori Seiki June 1990 Appointed Director, Overseas Operations April 2005 Appointed Senior Executive Managing Director, Engineering HQ Executive Officer June 2005 Senior Executive Managing Director in charge of Mori-568PLAN, Legal and Internal Auditing Departments To present	41,850

(Notes)

1. The candidate for auditor is Kyoji Umeoka. Mr. Umeoka will be appointed to fill the vacancy left by Yuzo Matsuyama, so the term shall, as provided in the company Articles of Incorporation, be equal to the remainder of the term of Mr. Matsuyama.

2. There is no special relationship that could cause a conflict of interest between the candidate for auditor and the Company.

Exhibit B

English Translation of Japanese Language Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1. A report, dated June 29, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Stock Exchange Co., Inc., regarding planned acquisition by the Company of 5,000,000 shares of its treasury stock for a maximum aggregate price of ¥15,000,000,000 from June 29, 2006 to June 28, 2007.

2. A report, dated June 29, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Stock Exchange Co., Inc., regarding the completion of the acquisition by the Company of 25,000 shares of its treasury stock from June 29, 2005 to June 28, 2006 for an aggregate price of ¥30,535,400.

3. A report, dated June 29, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Stock Exchange Co., Inc., regarding the adjustment on April 1, 2006 of the conversion price from ¥1,377 to ¥1,366.3 of convertible bond-type bonds with stock acquisition rights due 2012 to take into the Company's dividend announcement to shareholders.